<p align="center">FORM 6-K</p>

<p align="center">SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549</p>

<p align="center">_____</p>

<p align="center">REPORT OF FOREIGN ISSUER</p>

<p align="center">Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934</p>

<p align="center">For March 19, 2006</p>

<p align="center">PETAQUILLA MINERALS LTD. (File #0-26296)</p>

<p align="center">(Translation of registrant's name into English)</p>

<p align="center">Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)</p>

Attachments:

1. Interim Financial Statements for the twelve months ended January 31, 2007
2. Management Discussion and Analysis for the twelve months ended January 31, 2007
3. CEO Certification of Interim Filings for the twelve months ended January 31, 2007
4. CFO Certification of Interim Filings for the twelve months ended January 31, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

<p align="center">Form 20-F __✓__   Form 40-F _____</p>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

<p align="center">Yes____   No __✓_</p>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

<p align="center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: March 19, 2007   By:___*"Tony M. Ricci"*_____
                                            Name

                                       Its:___Chief Financial Officer____
                                                (Title)

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(An Exploration Stage Company)

Twelve Months Ended

January 31, 2007 and 2006

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John Cook"
President

"Tony M. Ricci"
Chief Financial Officer

March 17, 2007

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	January 31, 2007 (Unaudited)	January 31, 2006 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 6,929,824	$ 9,171,318
Receivables	108,318	32,188
Prepaid expenses	689,118	36,650
Total current assets	7,727,260	9,240,156
Property and equipment (Note 4)	1,686,480	285,005
Mineral properties (Note 5)	26,304,170	2,389,769
Restricted cash (Note 7)	1,745,736	892,242
	$ 37,463,646	$ 12,807,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 3,480,337	$ 551,096
Amount payable to Petaquilla Copper Ltd. (Note 6)	2,856,227	-
Current portion of long term debt (Note 8)	470,493	-
Total current liabilities	6,807,057	551,096
Long term debt (Note 8)	869,990	-
	7,677,047	551,096
Shareholders' equity		
Capital stock (Note 9)		
Authorized		
Unlimited common shares and preferred shares without par value (Note 9)		
Issued and outstanding		
89,367,031 (January 31, 2006 – 70,246,303) common shares	98,403,170	62,977,209
Contributed surplus (Note 9)	5,201,477	1,004,480
Deficit	(73,651,067)	(51,558,632)
	29,953,580	12,423,057
Treasury stock, at cost (Note 12)		
Repurchased, not cancelled		
44,200 (January 31, 2006 – 44,200) common shares	(166,981)	(166,981)
	29,786,599	12,256,076
	$ 37,463,646	$ 12,807,172

Nature of operations and going concern (Note 1)
Commitments (Note 14)
Subsequent events (Note 17)
On behalf of the Board:

"John Cook"	Director	_"Richard Fifer"_	Director

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
PERIODS ENDED JANUARY 31

	Three months ended January 31, 2007 (Unaudited)	Three months ended January 31, 2006 (Unaudited)	Twelve months ended January 31, 2007 (Unaudited)	Twelve months ended January 31, 2006 (Audited)
EXPENSES				
Accounting and legal	$ 149,347	$ 112,226	$ 490,351	$ 266,967
Consulting fees	420,630	70,493	756,452	291,034
Depreciation	115,126	29,671	335,912	56,697
Filing fees	27,293	20,500	76,329	30,637
Investor relations and shareholder information	505,374	174,924	1,114,102	388,991
Office administration	237,398	101,962	795,839	257,859
Rent	101,057	15,018	141,187	80,520
Resource property costs	-	(1,384,951)	-	11,105
Stock-based compensation (Notes 9 & 10)	1,100,019	(744,701)	10,007,962	410,301
Travel	427,351	137,165	1,419,788	346,332
Wages and benefits	586,117	123,405	1,812,453	397,907
Total expenses	(3,669,712)	1,344,288	(16,950,375)	(2,538,350)
OTHER INCOME (EXPENSE)				
Foreign exchange gain (loss)	72,580	(23,625)	40,718	(77,647)
Gain on sale of marketable securities	-	-	21,191	-
Interest income	129,766	24,198	296,031	48,239
	202,346	573	357,940	(29,408)
(Loss) earnings for the period	(3,467,366)	1,344,861	(16,592,435)	(2,567,758)
Deficit, beginning of period	(64,683,701)	(52,903,493)	(51,558,632)	(44,143,412)
Amount distributed to Petaquilla Copper Ltd. (Note 6)	(5,500,000)	-	(5,500,000)	-
Loss on sale of treasury stock (Note 12)	-	-	-	(4,847,462)
Deficit, end of period	$ (73,651,067)	$ (51,558,632)	$ (73,651,067)	(51,558,632)
Basic and diluted (loss) earnings per share	$ (0.04)	$ 0.02	$ (0.21)	$ (0.05)
Weighted average number of shares outstanding	89,225,058	64,219,888	77,695,782	56,115,596

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
PERIODS ENDED JANUARY 31

	Three months ended January 31, 2007 (Unaudited)	Three months ended January 31, 2006 (Unaudited)	Twelve months ended January 31, 2007 (Unaudited)	Twelve months ended January 31, 2006 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES				
(Loss) earnings for the period	$ (3,467,366)	$ 1,344,861	$ (16,592,435)	$(2,567,758)
Items not affecting cash:				
Depreciation	115,126	29,671	335,912	56,697
Stock-based compensation	1,100,019	(744,701)	10,007,962	410,301
Gain on sale of marketable securities	-	-	(21,191)	-
Foreign exchange loss (gain) on restricted cash	(82,206)	27,969	(60,134)	73,813
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(58,224)	36,618	(76,130)	39,075
(Increase) decrease in prepaid expenses	(419,673)	8,338	(652,468)	(25,867)
(Decrease) increase in accounts payable and accrued liabilities	2,435,073	228,991	2,929,241	255,887
Net cash used in operating activities	(377,251)	931,747	(4,129,243)	(1,757,852)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of capital stock	303,362	9,915,694	31,240,028	11,826,329
Share issuance costs	-	(573,165)	(1,625,033)	(573,165)
Net proceeds from sale of treasury stock	-	-	-	1,273,946
Proceeds from long term debt	890,841	-	1,340,483	-
Net cash provided by financing activities	1,194,203	9,342,529	30,955,478	12,527,110
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property and equipment	(478,306)	(139,013)	(1,737,388)	(291,877)
Investment in mineral properties	(10,187,558)	(2,197,611)	(23,914,401)	(2,197,611)
Distribution to Petaquilla Copper Ltd.	(5,500,000)	-	(5,500,000)	-
Payments from (advances to) Petaquilla Copper Ltd.	3,519,626	-	2,856,227	-
Purchase of performance bond and restricted cash	-	-	(793,358)	-
Proceeds from sale of marketable securities	-	-	21,191	-
Net cash used in investing activities	(12,646,238)	(2,336,624)	(29,067,729)	(2,489,488)
Change in cash and cash equivalents	(11,829,286)	7,937,652	(2,241,494)	8,279,770
Cash and cash equivalents, beginning of period	18,759,110	1,233,666	9,171,318	891,548
Cash and cash equivalents, end of period	$ 6,929,824	$ 9,171,318	$ 6,929,824	$ 9,171,318

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the business of the acquisition and exploration of resource properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2007, the Company has working capital of $920,203 (January 31, 2006 - $8,689,060). Management is pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
(Unaudited – Prepared by Management)

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value on an individual investment basis.

Property and equipment

Equipment is recorded at cost less accumulated depreciation, which is provided on the following capital assets on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight line

Resource properties

Acquisition costs of resource properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of resource properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company's exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred resource property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
(Unaudited – Prepared by Management)

---

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the period-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in loss for the period.

Foreign currency-denominated monetary accounts of the Company are translated at the period-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the period they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Stock-based compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically remeasured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period.

During the twelve month period ended January 31, 2007 and 2006, the Company granted stock options to directors, officers, employees and non-employees as set out in note 10.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

3.   **MARKETABLE SECURITIES**

The Company holds shares of certain publicly traded companies with a book value of $Nil (January 31, 2006 - $Nil) and a market value of $Nil (January 31, 2006 - $15,375). During the period ended January 31, 2007, all of the Company's holdings of marketable securities were sold for net proceeds of $21,191 and a gain of $21,191.

4.   **PROPERTY AND EQUIPMENT**

		January 31, 2007			January 31, 2006	
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 370,226	$ 88,323	$ 281,903	$ 127,650	$ 22,329	$ 105,321
Computer software	526,252	138,975	387,277	20,418	3,754	16,664
Equipment	319,335	65,250	254,085	74,173	15,045	59,128
Furniture and fixtures	30,523	8,836	21,687	23,375	4,330	19,045
Leasehold improvements	8,951	8,951	-	8,951	2,920	6,031
Office equipment	30,657	7,280	23,377	14,778	3,421	11,357
Vehicles	410,273	82,441	327,832	79,803	12,344	67,459
Land	390,319	-	390,319	-	-	-
	$ 2,086,536	$ 400,056	$ 1,686,480	$ 349,148	$ 64,143	$ 285,005

5.   **MINERAL PROPERTIES**

The Company has capitalized $28,801,534 in mineral property costs as at January 31, 2007:

	January 31, 2007	January 31, 2006
Molejon property	$ 26,301,911	$ 2,389,769
Rio Belencillo concession	2,259	-
	$ 26,304,170	$ 2,389,769

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

5.   MINERAL PROPERTIES (cont'd…)

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla S.A. ("Minera Petaquilla") (a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

(See Note 6).

Approval of the phased Mine Development Plan was obtained in September 2005.

Rio Bellencillo Concession - Panama

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. ("Gold Dragon"), a company having a common director, has an option to purchase all of the Company's interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

During the period ended January 31, 2007, the Company received $32,843 (US $29,078) from Madison Minerals Ltd. ("Madison"), a joint venture partner, for exploration costs related to the Rio Belencillo concession. Exploration costs totalling $35,102 were incurred during the period ended January 31, 2007 and have been offset against the amount received from Madison. These costs have been capitalized on the Company's balance sheet.

San Juan Concessions - Panama

During the period ended January 31, 2007, the Company entered into an agreement with Eurogold Mining Inc. ("Eurogold"), for the exploration and development of the San Juan Concessions. The San Juan Property is adjacent to the Company's Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company ("Pubco") to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company was to be the operator of the project. The Company received the initial cash option payment of $111,120 (US$100,000).

During the current period, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Eurogold.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

6.   **PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD.**

During the period ended January 31, 2007, the shareholders of the Company voted in favor of the May 10, 2006 proposed Plan of Arrangement. During the same period, the Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

The result of the Plan of Arrangement will be that each shareholder of the Company will receive one share of Petaquilla Copper Ltd. ("Copper"), a private company. Each shareholder will continue to hold one share of the Company and one share of Copper, for each one share of the Company held on the Effective date of the Plan of Arrangement.

The Effective Date of the Plan of Arrangement is October 18, 2006 whereby each holder of the common shares of the Company on October 17, 2006 is entitled to receive one common share of Copper for each common share of the Company held.

According to the terms of the Plan of Arrangement, the Company transferred title to Copper its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. The Company would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

The Company will distribute $5,500,000 to Copper as part of the Plan of Arrangement. The Company will own 22,189,434 of the issued shares of Copper. This initial 20% equity stake may well be diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project. The amount to be distributed of $5,500,000 has been charged to deficit in the current period.

During the twelve months ended January 31, 2007, the Company paid for mineral property costs and general administrative expenses related to Copper in the amount of $2,643,773. This amount has been offset with the amount to be distributed to Copper of $5,500,000 as part of the Plan of Arrangement. As at January 31, 2007, the amount payable to Copper is $2,856,227.

Copper is in the process of applying to list its shares on the Toronto Stock Exchange.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

7.   **RESTRICTED CASH**

The Company is required to post a performance bond of US$780,000 to maintain its interest in the Petaquilla property. As at January 31, 2004, the Company fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the "Panama Bond") with a face value of US$750,000, which the Company had purchased earlier at a discount of US$630,000, and an additional one-year term deposit of US$31,175. The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to the Company over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142. The Company has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $919,776 as at January 31, 2007 after recognizing a foreign exchange gain of $27,534 from the January 31, 2006 balance of $892,242.

During the period ended January 31, 2007, the Company pledged $383,240 (US$325,000) by way of a term deposit to the bank as a reserve to meet statutory employer payroll obligations that will arise through the next six months ended July 31, 2007.

During the period ended January 31, 2007, the Company arranged a bank loan for $428,403 (US$382,400) to acquire road and mine site equipment. The bank loan is repayable in 36 equal monthly instalments of $13,155 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%. Collateral for this equipment loan is in the form of a pledge of $294,800 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment.

During the period ended January 31, 2007, the Company pledged $117,920 (US$100,000) by way of term deposit with the bank as a performance bond with the Ministry of Commerce (Panama) for possible environmental impacts.

During the period ended January 31, 2007, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.

	January 31, 2007		January 31, 2006	
Performance bond	$	919,776	$	892,242
Payroll reserve		383,240		-
Equipment loan collateral		294,800		-
Environmental impact bond		117,920		-
Credit card collateral		30,000		-
	$	1,745,736	$	892,242

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

8.   **LONG TERM DEBT**

During the period ended January 31, 2007, the Company arranged a bank loan of $450,926 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $13,846 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%. Collateral for this loan is comprised of a pledge of a $294,800 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. As at January 31, 2007, the current portion of the long term debt is $147,632 and the long term portion is $199,427.

During the period ended January 31, 2007, the Company arranged a bank loan of $92,933 (US$78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,955 (US$2,506) commencing in May 2006 and bears interest at an annual rate of 12%. Collateral for this loan is comprised of a fixed first charge on the purchased equipment. As at January 31, 2007, the current portion of the long term debt is $29,924 and the long term portion is $43,040.

During the period ended January 31, 2007, the Company arranged a bank loan of $272,065 (US $230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $8,779 (US $7,445) commencing in October 2006 and bears interest at an annual rate of 10%. Collateral for this loan is comprised of a first charge on the purchased equipment. As at January 31, 2007, the current portion of the long term debt is $83,660 and the long term portion is $162,329.

During the period ended January 31, 2007, the Company arranged a bank loan of $661,295 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $21,338 (US $18,095) commencing in January 2007 and bears interest at an annual rate of 10%. Collateral for this loan is comprised of a first charge on the purchased equipment. As at January 31, 2007, the current portion of the long term debt is $200,537 and the long term portion is $445,634.

During the period ended January 31, 2007, the Company arranged a bank loan of $28,890 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $935 (US $793) commencing in January 2007 and bears interest at an annual rate of 10.25%. Collateral for this loan is comprised of a first charge on the purchased vehicle. As at January 31, 2007, the current portion of the long term debt is $8,740 and the long term portion is $19,561.

During the period ended January 31, 2007

	January 31, 2007	January 31, 2006
Long term debt		
Equipment loan #1	$ 347,059	$ -
Vehicle loan #1	72,964	-
Equipment loan #2	245,989	-
Equipment loan #3	646,171	
Vehicle loan #2	28,300	
	1,340,483	
Less: current portion	(470,493)	-
	$ 869,990	$ -

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

9. **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

Authorized Capital

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

January 31, 2007	January 31, 2006
Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

	Number of Shares	Amount		Contributed Surplus	
Issued					
Balance as at January 31, 2004	48,829,542	$	50,849,326	$	327,822
Exercise of stock options	2,185,497		476,209		(114,383)
Exercise of warrants	249,498		105,257		(42,883)
Stock-based compensation	-		-		716,876
Balance as at January 31, 2005	51,264,537		51,430,792		887,432
Non-brokered private placement, net of finders' fees (a)	9,965,670		8,933,334		-
Exercise of stock options	1,465,600		713,008		(241,690)
Exercise of warrants	7,550,496		1,939,187		(51,563)
Stock-based compensation	-		-		410,301
Share issuance costs	-		(39,112)		-
Balance as at January 31, 2006	70,246,303	$	62,977,209	$	1,004,480
Non-brokered private placement, net of finders' fees (b)	9,400,000		21,603,200		-
Exercise of stock options	4,737,893		9,185,524		(6,484,899)
Exercise of warrants	4,982,835		5,979,403		-
Stock-based compensation	-		-		10,007,963
Share issuance costs	-		(1,342,166)		673,933
Balance as at January 31, 2007	89,367,031	$	98,403,170	$	5,201,477

a) In January 2006, the Company completed a non-brokered private placement and issued 9,965,670 units at a price of $0.95 per unit, for gross proceeds of $9,467,387. Each unit consists of one common share and one-half of one non-transferable share purchase warrant aggregating 4,982,835 warrants. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.20 per share if exercised in the first year following the closing, and at a price of $1.44 per share if exercised in the second year following the closing. The warrant will terminate within 20 days unless exercised in the event the Company's closing stock price meets or exceeds $2.00 for 10 consecutive trading days and the Company issues a press release of such an event. The Company paid finders' fees of $534,053 for net proceeds of $8,933,334.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

---

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

b) In October 2006, the Company completed a non-brokered private placement and issued 9,400,000 units at a price of $2.40 per unit, for gross proceeds of $22,560,000. Each unit consists of one common share and one share purchase warrant (see Note 11). The Company agreed to issue 398,000 share purchase warrants as finders' fees in connection with part of the private placement (see Note 11). The fair value of the finders' warrants is $673,933 which was approved and recorded during the period. In addition, the company paid finders' fees of $956,800 for net cash proceeds of $21,603,200.

c) The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company will issue one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

10.   **STOCK OPTIONS**

During the period ended January 31, 2007, the Company received approval for its new stock option plan (the "New Plan") which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company's New Plan is 10,000,000.

On December 8, 2006, no shares remained in reserve under the Company's former incentive stock option plan (the "Former Plan"). The 2,556,144 options that remained outstanding as of December 8, 2006 under the Former Plan were carried forward to the New Plan. In January 2007, the Company granted a total of 5,989,543 incentive stock options under the New Plan. As at January 31, 2007, the total number of outstanding incentive stock options under the New Plan is 8,495,687.

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date of the Plan of Arrangement. All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants. Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising. For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper. Both options must be exercised together.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

10.   **STOCK OPTIONS** (cont'd…)

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments. Stock option transactions are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Balance at January 31, 2004	3,089,297	$	0.18
Granted	2,770,000		0.43
Exercised	(2,185,497)		0.17
Expired	-		-
Forfeited	(1,300,000)		0.41
Balance at January 31, 2005	2,373,800		0.36
Granted	5,573,000		0.53
Exercised	(1,465,600)		0.32
Expired	-		-
Forfeited	(450,000)		0.42
Balance at January 31, 2006	6,031,200		0.53 [1]
Granted	9,719,543		1.68 [1]
Exercised	(4,737,893)		0.54 [1]
Expired	(400,000)		1.24 [1]
Forfeited	(493,400)		0.98 [1]
Voluntary reduction	(1,623,763)		0.91 [1]
Balance at January 31, 2007	8,495,687		1.55 [1]
Number of stock options exercisable	2,506,144	$	0.94 [1]

[1]   Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of the Company with half of the proceeds to be allocated to the Company and half to PTQ. Both options must be exercised together until such time as the Company is listed on the TSX.

The weighted average fair value of stock options granted during the twelve months ended January 31, 2007 was $1.66 (January 31, 2006 - $0.29) per option.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

---

10.   STOCK OPTIONS (cont'd…)

As at January 31, 2007, the following stock options were outstanding as follows:

Number of Shares Outstanding	Exercise Price	Expiry Date
44,200	$ 0.50 [1]	September 21, 2007
87,064	0.50 [1]	April 21, 2010
440,700	0.50 [1]	July 11, 2010
19,440	0.50 [1]	September 13, 2010
231,000	0.62 [1]	October 5, 2010
115,800	1.00 [1]	December 31, 2010
1,447,940	1.05 [1]	February 1, 2011
120,000	1.73 [1]	April 27, 2011
5,989,543	2.01	January 15, 2012
8,495,687		

[1]   Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of the Company with half of the proceeds to be allocated to the Company and half to PTQ. Both options must be exercised together until such time as the Company is listed on the TSX.

Total stock options granted during the twelve months ended January 31, 2007 are 9,719,543 of which 400,000 expired and 493,400 were forfeited during the period. Stock options granted that are not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the twelve month period ended January 31, 2007 was $10,007,962 (January 31, 2006 - $410,301).

The fair value of stock options and share purchase warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions:

	Twelve months ended January 31, 2007
Risk-free interest	4.03 % – 4.04 %
Expected dividend yield	-
Expected stock price volatility	80% - 84%
Expected option/warrant life in years	3-5 years

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
(Unaudited – Prepared by Management)

11. SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at January 31, 2004	7,799,994	$ 0.25
Issued	-	-
Exercised	(249,498)	0.25
Expired	-	-
Balance at January 31, 2005	7,550,496	0.25
Issued	4,982,835	1.20/1.44
Exercised	(7,550,496)	0.25
Expired	-	-
Balance at January 31, 2006	4,982,835	1.20/1.44
Issued	9,798,000	3.00 [1]
Exercised	(4,982,835)	1.20
Expired	-	
Balance at January 31, 2007	9,798,000	$ 3.00 [1]

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share. In addition, the Company agreed to issue an 398,000 finders' warrants, each finders' warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a. one share purchase warrant (a "PTQ Warrant"), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b. one share purchase warrant (a "Copper Warrant"), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the "Copper Listing Date"), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

---

11.   **SHARE PURCHASE WARRANTS** (cont'd…)

PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants will be subject to a hold period expiring February 18, 2007. The Copper shares and Copper Warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

As at January 31, 2007, the following share purchase warrants were outstanding and exercisable as follows:

Number of Shares	Exercise Price	Expiry Date
9,798,000	$ 3.00 [1]	October 17, 2011

(1) Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of the Company with half of the proceeds to be allocated to the Company and half to PTQ. Both options must be exercised together until such time as the Company is listed on the TSX.

12.   **TREASURY STOCK**

During the period ended January 31, 2006, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company some years ago pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit during the period ended January 31, 2006. As at January 31, 2007, 44,200 common shares were held in treasury.

13.   **RELATED PARTY TRANSACTIONS**

During the period ended January 31, 2007:

a)   The Company paid consulting fees of $392,979 (January 31, 2006 - $114,559) to companies controlled by a director, a former director and an officer.

b)   The Company paid wages and benefits of $919,039 (January 31, 2006 - $230,525) to directors and officers.

c)   The Company received $7,573 (January 31, 2006 - $Nil) and paid $Nil (January 31, 2006 - $9,446) for rent charges from a company with a former common director.

d)   The Company paid legal fees of $230,061 (January 31, 2006 - $Nil) and share issue costs of $219,698 (January 31, 2006 - $Nil) to a law firm controlled by an officer.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

13. **RELATED PARTY TRANSACTIONS** (cont'd…)

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. **COMMITMENTS**

The Company is committed to the following plant and equipment acquisitions related to the mine site construction to be paid for by the end of the second quarter of fiscal 2008:

   a) $1,524,000 for a CIP plant;

   b) $5,286,000 for gold recovery equipment;

   c) $3,580,000 for generators;

   d) $2,880,190 for other support items.

During the period ended January 31, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $61,112 commencing September 1, 2006. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

In April 2006, the Company entered into an agreement for completion of a Light Detection and Ranging survey of 1.621 square kilometres of Panama, including all of the Company's concession lands with initial field work scheduled for completion by September 30, 2006. Cost of this survey is estimated at $919,000 of which $184,000 has been paid. The balance of $735,000 is payable over the data gathering and interpretation phases, spanning October 2006 to February 2007.

15. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash and cash equivalents, receivables, performance bond, accounts payable and other accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JANUARY 31, 2007
 (Unaudited – Prepared by Management)

16.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

		January 31, 2007		January 31, 2006
Cash and cash equivalents consist of:				
Cash	$	575,880	$	1,420,258
Term deposits		6,353,944		7,751,060
	$	6,929,824	$	9,171,318

17.   **SUBSEQUENT EVENTS**

Subsequent to January 31, 2007:

a)   The Company issued 279,840 shares on the exercise of stock options for proceeds of $107,340.

PETAQUILLA MINERALS LTD.

Management Discussion and Analysis

For the Three and Twelve Months
Ended January 31, 2007

PETAQUILLA MINERALS LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Petaquilla Minerals Limited ("PTQ") reports the financial results for the twelve months ended January 31, 2007, which have been prepared on the basis of available information up to March 17, 2007. Management's Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and related notes for the same period as well as the most recent annual financial statements of PTQ.

Management's discussion and analysis provides a review of the performance of PTQ's business and compares its performance for the three months ended January 31, 2007 with the same period of the prior year. In addition, comparative information is provided for the twelve month period ended January 31, 2007 and the comparative period of the prior year. This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is not a guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian based copper and gold exploration and development company with its development activities located solely in Panama.

PTQ's growth strategy has been to establish a gold production base from the development of the 100% owned Molejon deposit located within the Ley Petaquilla Concession. In addition, PTQ plans to continue to evaluate gold and copper development projects and / or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold and/or copper projects.

Fourth Quarter Accomplishments and Subsequent Events

Plan of Arrangement

- On June 6, 2006, the shareholders of PTQ voted in favor of the May 10, 2006 proposed Plan of Arrangement.

- Subsequently, on June 19, 2006 Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

- The result of the Plan of Arrangement will be that each shareholder of PTQ will receive one share of Petaquilla Copper Ltd., a newly formed company. Each shareholder will continue to hold one share of PTQ and one share of Petaquilla Copper Ltd. ("Copper"), for each one share of PTQ held on the Effective Date of the Plan of Arrangement.

- According to the terms of the Plan of Arrangement, PTQ transferred title to Copper its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. PTQ would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

- As part of the June 2005 Mine Development Plan approved by the Republic of Panama in September 2005, Copper would then continue with the development of its interest in the copper based mineral deposits and PTQ would advance the development of its interest in the Molejon deposit, being the first gold and precious metal deposit identified within the Ley Petaquilla concession lands.

- PTQ will distribute $5,500,000 to Copper as part of the Plan of Arrangement. PTQ will own 22,189,434 of the issued shares of Copper. This initial 20% equity stake may well be diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project.

- Copper is in the process of applying to list its shares on the Toronto Stock Exchange.

Molejon Gold Deposit Project

- Completed additional meters of trenching on the Botija Abajo deposit and on the Mestizo deposit.

- Completed additional meters of infill diamond drilling between Molejon Main Zone, the Molejon NW Zone, condemnation holes for the Molejon plant site and related areas, the Botija Abajo.

- Road access improvements including the ongoing design and commencement of bridge construction for river and stream crossing continues.

- Road upgrade contracts underway for portions of the government road from La Pintada to Coclesito.

- Initial survey and trail cutting is ongoing in preparation for commencement of extending the road 8 kms from the Molejon site to the Colina and Botija Abajo sites.

- Continued evaluation of short and long term power sources for the future development of the Molejon mine site as well as adjacent areas within the concession lands.

- Possible mine equipment, mine plan and mill design options explored for the ongoing development.

- Acquisition plans commenced for key mill components with acquisition of three refurbished ball mills.

- Acquired additional in mine equipment, vehicles, software and office equipment, as part of ongoing development plans.

- Continued design of the tailings and waste facilities together with studies underway for a detailed geotechnical testing plan.

- Continued evaluation of the requirements for updating the environmental impact study, evaluation of the hydrological aspects of the Molejon project and geotechnical aspect of the open pit.

- Ongoing research of a metallurgical testing program, including crushing, grinding, cyanidation, liquid/soil separation and cyanide detoxification tests.

- Extension of survey, coverage and delineation of preliminary areas suitable for a tailings dam and plant site, subject to fatal flaw analysis (incl. condemnation drilling).

Socio / Economic Activities

- Representatives from local communities from around the project area visited the mine site offices, the road construction project and the exploration camp. They received information about PTQ's projects and assistance in understanding the project impacts in their respective villages.

- Youths received bursaries, which will support them for three years to attend their secondary schooling.

- Medical center in Coclesito has been assisted with medical supplies and ambulance services.

- Ongoing medical attendance and support to government authorities in transporting critically ill residents of communities near the Molejon mine site, to medial centers.

- Donation of school supplies for all the schools in the Donoso District in the Province of Colon.

- Sports training (Little League) program commenced in four communities in the Donoso District.

- In three communities, assistance has been given with installation and maintenance of the potable water system.

- Started the provision of at least one healthy meal for all kids in the nine closest schools to the Molejon mine site.

- In five communities near the Molejon mine site, work has started on the creation and upgrade of local roads to access the main road presently under construction.

- As part of projects to create sustainable long-term economic value to the local communities, PTQ has initiated a cattle-breeding program for local cattle ranchers near the mine site.

Optioned Lands

- In mid-May 2006, PTQ entered into a Joint Venture agreement with Eurogold Mining Inc. for the exploration and development of the San Juan concessions in Panama. Terms of that agreement require Eurogold to spend at least $ 6,000,000 in exploration expenditures as well as additional consideration to earn a 60% interest. Eurogold may increase its interest to 70% by the expenditure of an additional $ 3,000,000. PTQ is the Operator of the Joint Venture. In January 2007, this agreement was rescinded.

- In late May 2006, Gold Dragon Capital Management Ltd. ("Gold Dragon"), a company having a common director, exercised its options to the 68.88% Zone 1 Belencillo concession lands. Transfer of title from PTQ to Gold Dragon is an ongoing process. PTQ will not receive percentage of shares in Gold Dragon, the consideration to be paid as part of the Option terms, until such formal title transfer has been completed.

  Gold Dragon is a private holding company for equities of most major Exchange Listed Securities. The percentage share of Gold Dragon is to be calculated based on the Net Asset Value of Gold Dragon plus the sum of $ 1,152,400 CDN = Post Issue Evaluation. The Net Asset Value of Gold Dragon will be based on the Mark-to-Market valuation of the Gold Dragon holdings plus the exploration expenditures listed in the Option Agreement. The shares of Gold Dragon to be then be issued to PTQ will be calculated using the formula $ 1,152,400 / Post Issue Valuation.

Private Placement

On October 17, 2006, the Company closed a non-brokered private placement for 9,400,000 Units at a price of $2.40 per Unit for gross proceeds in the amount of $22,560,000 (the "Private Placement").

Each Unit consists of one common share and one transferable share purchase warrant of the Company, and each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.

On the Effective Date of the Plan of Arrangement, purchasers under the Private Placement received:

a. one common share of the Company and one share purchase warrant (a "PTQ Warrant"), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b. one common share of Copper and one share purchase warrant (a "Copper Warrant"), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the "Copper Listing Date"), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ warrants will be subject to a hold period expiring February 18, 2007. The Copper shares and Copper warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares are freely tradable following the Effective Date.

Finders' fees in the form of compensation warrants and cash were paid in connection with the private placement.

RESULTS OF OPERATIONS – FOR THE FOURTH QUARTER

PTQ's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets. However, significant development work is underway on the Molejon gold deposit with a present targeted production start up for the second quarter of fiscal 2008.

Revenue

Interest and other income in the three months ended January 31, 2007 totaled $129,766 compared to $24,198 in the same period of the prior year.

Expenses

Expenses for the three months ended January 31, 2007 were $3,669,712, a substantial increase from a recovery of $1,344,288 for the three months ended January 31, 2006. The increase in expenses is primarily based on stock-based compensation, wages and benefits, consulting, travel, office and administration, shareholder information, Plan of Arrangement costs, investor relations, all associated with the ongoing development activities of the Molejon gold deposit. In the three months ended January 31, 2006, there was a recovery of resource property costs of $1,384,951 as compared to $Nil in the three months ended January 31, 2007 as result of the Company's change in accounting policy to capitalize resource property costs. Stock-based compensation, a non-cash expense, increased to $1,100,019 compared to a decrease of $744,701 in the same period of the prior year, as a result of options vested during the period which were previously valued at grant date, and revalued during the period at Plan of Arrangement date.

During the three months ended January 31, 2007, PTQ recorded a foreign exchange gain of $72,580 compared to a loss of $23,625 in the same period of the prior year.

The net loss for the three months ended January 31, 2007 was $3,467,366 or $0.04 per share compared to a net income for the three months ended January 31, 2006 of $1,344,861 or earnings of $0.02 per share.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $377,251 from continuing operating activities in the three months ended January 31, 2007. Operating activities in the three month period ended January 31, 2006 resulted in cash inflows of $931,747.

Financing Activities

During the three months ended January 31, 2007, the exercise of stock options resulted in net proceeds of $303,362. This compares to $9,915,694 in the comparative period for the prior year. In addition, during the three months ended January 31, 2007 long term debt of $890,841 was incurred to fund the acquisition of mining equipment assets. No long term debt was incurred in the comparative period for the prior year.

Investing Activities

Resource Property Development Agreements

Molejon Gold Deposit

The Company spent $10,187,558 in resource property costs during the three months ended January 31, 2007 in addition to the $2,389,769 spent during the during the year ended January 31, 2006 and $13,726,843 spent during the nine months ended October 31, 2006. A base camp has been well established at PTQ's advanced stage epithermal Molejon gold deposit in Panama. PTQ continues to drill with both its infill drilling and trenching programs. In addition, further trenching is underway on the Botija Abajo and Mestizo sites that are adjacent to the Molejon gold deposit. PTQ is hopeful the ongoing drill program will add both ounces and grade to the published resource estimate for Molejon.

During the three months ended January 31, 2007, $478,306 was spent on vehicles, computer, software and office equipment, compared to $139,013 in the same period of the prior year.

Steffan, Robertson & Kirsten ("SRK") completed a NI 43-101 compliant mineral resource estimate on the Molejon gold deposit and presented it to PTQ in October 2005. The report estimates the inferred mineral resource of the Molejon gold deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au. This represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 g/t for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work for the purposes of a feasibility study on the deposit.

Rio Belencillo Option

By an Agreement dated May 7, 2005 and amended on June 10, 2005, Gold Dragon Capital Management Ltd. ("Gold Dragon"), a company having a common director, has an option to purchase all of the Company's interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008 and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

Initial exploration on the Rio Belencillo by Madison Minerals Ltd. included 3,756 meters of diamond drilling. The Rio Petaquilla is a 45 square kilometer exploration stage property located adjacent to Zone 1 of the Rio Belencillo.

San Juan Option

PTQ has entered into an agreement with Eurogold Mining Inc. ("Eurogold"), for the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to PTQ's Molejon gold project and the Petaquilla porphyry copper project in west central Panama. Under the agreement, Eurogold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla US$600,000 in cash and by causing to be issued to Petaquilla 3,000,000 shares of the public company ("Pubco") to which Eurogold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. PTQ will be the operator of the project. PTQ has received the initial cash option payment of $111,120 (US$100,000).

During the period ended January 31, 2007, the Company rescinded this agreement.

Lidar Survey

PTQ had previously entered into an agreement for completion of a Light Detection and Ranging ("Lidar") survey of 1,621 square kilometers of Panama including all PTQ's concession lands. Lidar technology employs highly sophisticated laser light pulses striking the surfaces of the earth from an airplane mounted device, and measuring the time of pulse return. Using highly robust data storage capacity, the laser data is examined then compiled to give very detailed images of extraordinary refinement. This LIDAR technology is well suited for making digital elevation models, topographic mapping and automatic feature extraction. Forestry assessments including forestry biometrics, wireless communication design, coastal engineering, survey assessments and volumetric calculations are among the common applications. Field work is presently estimated at 74% complete with September 30, 2006 estimated for field work completion. Data gathering and interpretation will progress thereafter spanning October 2006 through February 2007.

Balance Sheet

As at January 31, 2007, PTQ had total assets of $37,463,646 as compared with $12,807,172 at January 31, 2006. This increase is primarily a result of equipment purchases and mineral property expenditures during the period. Working capital as at January 31, 2007 of $920,203 decreased from working capital of $8,689,060 at January 31, 2006 as a result of operating expenditures during the period.

PTQ received net proceeds of $31,240,028 from the issuance of capital stock as the result of the exercise of options and warrants and the private placement, compared to $11,826,329 in the same period of the previous year.

SUMMARY OF QUARTERLY RESULTS

	2007 Jan 31 Q4	2006 Oct 31 Q3	2006 July 31 Q2	2006 April 30 Q1
Net loss from continuing operations	$ (3,467,366)	$ (9,237,684)	$ (2,987,297)	$ (900,088)
Net loss	$ (3,467,366)	$ (9,237,684)	$ (2,987,297)	$ (900,088)
Loss per share from continuing operations – basic and diluted [1]	(0.04)	(0.12)	(0.04)	(0.01)
Loss per share – basic and diluted [1]	(0.04)	(0.12)	(0.04)	(0.01)
	2006 January 31 Q4	**2005 October 31 Q3**	**2005 July 31 Q2**	**2005 April 30 Q1**
Net income (loss) from continuing operations	$ 1,344,861	$ (1,405,686)	$ (1,407,029)	$ (1,099,904)
Net loss	$ 1,344,861	$ (1,405,686)	$ (1,407,029)	$ (1,099,904)
Earnings (loss) per share from continuing operations – basic and diluted [1]	0.02	(0.03)	(0.03)	(0.02)
Loss per share – basic and diluted [1]	0.02	(0.03)	(0.03)	(0.02)

(1)   The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

TWELVE MONTH RESULTS - SUMMARY

Expenses

Expenses, net of interest and other income, foreign exchange gains and losses, for the twelve months ended January 31, 2007 were $16,950,375, a substantial increase from $2,538,350 for same period in the prior year.

The increase in expenses is primarily based on stock-based compensation, wages and benefits, travel, office and administration, shareholder information, Plan of Arrangement costs, investor relations, all associated with the ongoing development activities of the Molejon gold deposit.

Included in expenses is stock-based compensation, a non-cash expense, of $10,007,962 compared to $410,301 in the same period of the prior year, as a result of options granted and vested during the period and options previously valued at grant date and revalued at approval date.

The net loss for the twelve months ended January 31, 2007 was $0.21 per share compared to $0.05 per share for the January 31, 2006.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $4,129,243 in the twelve months ended January 31, 2007 compared to $1,757,852 for the same period in the prior year. This increase in outflow was due to ongoing non-capitalized Molejon project development expenses.

Financing Activities

During the twelve months ended January 31, 2007, the exercise of stock options and warrants and the private placement financing resulted in net proceeds of $31,240,028 compared to $11,826,329 for the comparative period in the prior year. In addition, during the twelve months ended January 31, 2007 long term debt of $1,340,483 was incurred to fund acquisition of mining equipment assets compared to $Nil in the comparative period for the prior year.

Investing Activities

For the twelve months ended January 31, 2007, acquisition costs of property and equipment of $1,737,388 was incurred compared to $291,877 during the comparative period for the prior year. Investment in mineral properties was $23,914,401 for the twelve months ended January 31, 2007 compared to $2,197,611 for the comparative period for the prior year. Additional investments of $793,358 in performance bond and restricted cash that form as part of collateral to long term debt instruments were made during the twelve months ended January 31, 2007 compared to $Nil for the comparative period for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

As at January 31, 2007, PTQ had working capital of $920,203 (January 31, 2006 - $8,689,060). During January 2006 and October 2006, PTQ raised funds from a private placement but will have to raise additional funds to undertake ongoing development and further exploration of the Molejon gold deposit. Management will be pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future. Accordingly, there is possible doubt about the ability of PTQ to continue as a going concern.

PTQ was required to post a performance bond of US$780,000 to maintain its interest in the Ley Petaquilla concession. As at January 31, 2004, PTQ fulfilled this requirement by holding a Republic of Panama Sovereign Bond (the "Panama Bond") with a face value of US$750,000, which PTQ had purchased earlier at a discount of US$630,000, and an additional one-year term deposit of US$31,175.

The discount on the Panama Bond was being amortized to income over the original term of the bond. The Panama Bond was also returning a portion of its principal to PTQ over the term of the loan. During the fiscal year ended January 31, 2005, the Panama Bond was redeemed early resulting in a gain of $198,142.

PTQ has pledged a guaranteed investment certificate in the amount of US$780,000 as security for a letter of credit with the Bank of Nova Scotia to satisfy the requirements of the performance bond. The Canadian dollar equivalent of the US$780,000 investment is $919,776 as at January 31, 2007 after recognizing a foreign exchange loss of $27,534 from the January 31, 2006 balance of $892,242.

During the twelve months ended January 31, 2007, the Company pledged $383,240 (US$325,000) by way of a term deposit with the bank as a reserve to meet statutory employer payroll obligations that will arise through the next six months ended July 31, 2007.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the PTQ's liquidity will be substantially determined by the timing of any production decision on its Molejon gold deposit which, in turn, will be substantially determined by the price of gold.

CONTRACTUAL AND OTHER OBLIGATIONS

The Company is committed to the following plant and equipment acquisitions related to the mine site construction to be paid for by the end of the second quarter of fiscal 2008:

a) $1,524,000 for a CIP plant;

b) $5,286,000 for gold recovery equipment;

c) $3,580,000 for generators;

d) $2,880,190 for other support items.

PTQ has a five-year lease for office premises. PTQ's contractual and other obligations as at January 31, 2007 are summarized as follows:

	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 295,375	$ 61,112	$ 122,224	$ 112,039	Nil

CAPITAL STOCK

Authorized Capital

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

January 31, 2007	January 31, 2006
Unlimited common shares without par value	100,000,000 common shares without par value
Unlimited preference shares without par value	20,000,000 preference shares without par value

Issued Capital

As at January 31, 2007, an aggregate of 89,367,031 common shares were issued and outstanding of which 44,200 were repurchased and held as treasury stock. As of the date of this report, 89,646,871 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

PTQ had the following Warrants outstanding as at January 31, 2007:

Number of Shares	Exercise Price	Expiry Date
9,798,000	$ 3.00 [(1)]	October 17, 2011

(1) Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of the Company with half of the proceeds to be allocated to the Company and half to PTQ. Both options must be exercised together until such time as the Company is listed on the TSX.

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share. In addition, the Company agreed to issue 398,000 finders' warrants, each finders' warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a. one share purchase warrant (a "PTQ Warrant"), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b. one share purchase warrant (a "Copper Warrant"), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the "Copper Listing Date"), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants will be subject to a hold period expiring February 18, 2007. The Copper shares and Copper Warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

The following summarizes information about the stock options outstanding as at January 31, 2007:

Number of Shares Outstanding	Exercise Price	Expiry Date
44,200	$ 0.50 [1]	September 21, 2007
87,064	0.50 [1]	April 21, 2010
440,700	0.50 [1]	July 11, 2010
19,440	0.50 [1]	September 13, 2010
231,000	0.62 [1]	October 5, 2010
115,800	1.00 [1]	December 31, 2010
1,447,940	1.05 [1]	February 1, 2011
120,000	1.73 [1]	April 27, 2011
5,989,543	2.01	January 15, 2012
8,495,687		

[1] Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of the Company with half of the proceeds to be allocated to the Company and half to PTQ. Both options must be exercised together until such time as the Company is listed on the TSX.

During the twelve months ended January 31, 2007, PTQ issued 4,737,893 shares for the exercise of stock options and warrants and 9,400,000 shares pursuant to the private placement closed in October 2006. Subsequent to period end, the Company issued 279,840 shares for the exercise of stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the twelve months ended January 31, 2007, PTQ had the following transactions with related parties:

a.) The Company paid consulting fees of $392,979 (January 31, 2006 - $114,559) to companies controlled by a director, a former director and an officer.

b.) The Company paid wages and benefits of $919,039 (January 31, 2006 - $230,525) to directors and officers.

c) The Company received $7,573 (January 31, 2006 - $Nil) and paid $Nil (January 31, 2006 - $9,446) for rent charges from a company with a former common director.

d) The Company paid legal fees of $230,061 (January 31, 2006 - $Nil) and share issue costs of $219,698 (January 31, 2006 - $Nil) to a law firm controlled by an officer.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of PTQ's consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which PTQ's financial statements depend, are those estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future gold prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

During the year, PTQ has capitalized mineral property acquisition costs and mine development costs at cost since it has decided that the Molejon gold deposit has economically flexible production potential. It is in accordance with Canadian generally accepted accounting principles that PTQ should capitalize pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the PTQ's property, plant and equipment and mine development costs will then be depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur

because of, among other things: revision to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, PTQ could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect PTQ's earnings and net assets.

PTQ will have an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These estimated costs will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. If the estimate of reclamation costs proves to be inaccurate, PTQ could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in PTQ's earnings and net assets.

CHANGES IN ACCOUNTING POLICY

PTQ is not presently aware of any pending changes to accounting policies that would impact PTQ's financial reporting.

FINANCIAL INSTRUMENTS

PTQ's financial instruments consist of cash and cash equivalents, marketable securities, receivables, prepaid expenses, performance bond, accounts payable and other accrued liabilities. Unless otherwise noted, it is management's opinion that PTQ is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

PTQ is subject to financial risk arising from fluctuations in foreign currency exchange rates. PTQ does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ's operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ's financial performance.

The next twelve months or more will see the continuation of the ongoing development of the Molejon gold deposit. This includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site and ongoing engineering evaluation.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates. This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates. This cost concerns are in addition to the tight labor market in the mining industry as well as rising material and fuel costs. There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis has as yet to be completed for the Molejon deposit. While it is not possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors. PTQ anticipates the planned Feasibility Study for the Molejon Project will in due course illuminate the knowledge data set on both potential risks and the plans to mitigate same where possible.

Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ's financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on PTQ's financial performance and results of operations. PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ's development plans are highly sensitive to changes in the price of copper and gold. With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on gold prices as it affects the ability to raise required financing.

Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals. The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the present inferred reserves and related grades will eventually be confirmed either in whole or in part, as measured or indicated reserves. Prolonged declines in the market price of gold may render inferred mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ's reserves. Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that PTQ's programs will yield new mineral reserves to expand current inferred mineral reserves.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ's Ley Petaquilla concession, but PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves. If PTQ's efforts are not successful at individual properties, the expenditures at those properties will be written off. If PTQ's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production. In addition, the exploration and development of PTQ's properties may depend upon PTQ's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ's ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to completion of an economic feasibility study, construction of mill facilities and commencement and continuation of production at the Molejon gold deposit will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ. The duration and success of permitting efforts are contingent upon many variables not within PTQ's control.

Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. All of PTQ's operations are subject to reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that PTQ's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that PTQ's disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal control and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. PTQ's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board's audit committee will meet with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management's assessment of PTQ's future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BCSC"). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as "inferred" or "indicated" which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term "inferred resources". USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including News Releases, Financial Statements and prior period MD & A filings, PTQ's Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, John Cook, President of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Petaquilla Minerals Ltd. (the "Issuer") for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2007

"John Cook" _____

John Cook
President

Form 52-109F2 *Certification of Interim Filings*

I, Tony M. Ricci, C.A., Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Petaquilla Minerals Ltd. (the "Issuer") for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 19, 2007

"Tony M. Ricci" _____
Tony M. Ricci, C.A.
Chief Financial Officer